

November 4, 2014

Via E-mail
Arthur Parrik
President
Spelzon Corp.
Bjorksundsslingan 29 nb
Stockholm, Sweden 12431

> **Re:** **Spelzon Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-198338**
> **Filed October 15, 2014**

Dear Mr. Parrick:

We have reviewed your amended registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated September 19, 2014.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 2 regarding the various verbal agreements with Mr. Parrik. Please revise each section where a verbal agreement is discussed to clarify that it is not binding or enforceable. Your general disclaimer on page 24 is insufficient.

Risk Factors

Rule 144 Sales In the Future May Have a Depressive Effect on the Company's Stock Price, page 11

2.   We note your added risk factor on page 10 regarding limitations on resales under Rule 144(i) in response to prior comment 7.   However, you did not revise the second risk factor on page 11 to clarify that the holding period for restricted shares held by your officers, directors, and affiliated shareholders is one year, not six months, due to your status as a shell company and the restrictions of Rule 144(i). Please revise to clarify that the holding period will be at least one year, provided you are timely with your periodic reporting and have ceased being a shell company.

Management's Discussion and Analysis of Plan of Operations, page 14

3.   We note that in response to prior comment 17, you disclose your offering proceeds will be located in the United States, yet your game developer is located in Canada and your operations will primarily be conducted in Sweden. Please advise us how your offering proceeds will be used to pay for non-U.S. based expenses.

Business Overview, page 19

4.   We note your response to prior comment 15 that your initial product will be both an android and iPhone application. The application development agreement filed as Exhibit 10.1 refers only to the development of an iPhone application. Please revise to explain this discrepancy.

Report of Independent Registered Public Accountant, page 30

5.   We note that the introductory paragraph of the report states that the balance sheet from March 7, 2014 (inception) to July 31, 2014 was audited. However, the balance sheet presented on page 32 provides the balances "as of" July 31, 2014. Please revise the report accordingly. Similar concerns apply to the opinion paragraph. Refer to Rule 2-02(a) of Regulation S-X.

6.   We note that the report includes the auditor's opinion on the financial position of the company, but does not provide the opinion on the results of operations and cash flows. Please revise to include this information. Refer to Rule 2-02(c) of Regulation S-X.

You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Frederick C. Bauman, Esq.
        Bauman & Associates Law Firm